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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Community Bankers Trust Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
203612 106
(CUSIP Number)
Gary A. Simanson, Manager
Community Bankers Acquisition LLC
9912 Georgetown Pike, Suite D203
Great Falls, VA 22066
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 29, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	203612 106

1	NAMES OF REPORTING PERSONS Community Bankers Acquisition LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,101,740 shares(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,651,740 shares(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,651,740 shares(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1) Includes 239,240 shares issuable upon exercise of warrants to purchase common stock which warrants are exercisable in the event there is an effective registration statement covering the issuance of the shares but does not include 1,052,184 shares issuable upon exercise of 1,052,184 warrants to purchase common stock which are subject to restrictions on disposition, including exercise, as described below.
2) Percentage is calculated pursuant to Rule 13d-3 based on 21,463,483 shares outstanding as of June 12, 2008.

NOTE: This Schedule 13D amends the Schedule 13G previously filed with the SEC by the Reporting Person on January 10, 2008.
Item 1. Security and Issuer
This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Community Bankers Trust Corporation, formerly Community Bankers Acquisition Corp., a Delaware corporation (the “Issuer”), with principal executive offices at 4235 Innslake Drive, Ste. 200, Glen Allen, VA 23060.
Item 2. Identity and Background
(a)-(c) This schedule is being filed by Community Bankers Acquisition LLC, a Delaware limited liability company (the “Reporting Person”), over which Gary A. Simanson has sole investment control as sole manager. The Reporting Person has a business address at 9912 Georgetown Pike, Ste. D203, Great Falls, VA 22066. Mr. Simanson’s principal occupation is Vice Chairman and Chief Strategic Officer of the Issuer.
(d)-(e) During the past five years, neither Mr. Simanson nor the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Simanson is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
Not applicable.
Item 4. Purpose of Transaction
Certain persons not previously stockholders of the Issuer (“New Stockholders”) indicated an interest in purchasing common stock in block transactions with public stockholders of the Issuer who were stockholders as of the record date of the Issuer’s annual meeting of stockholders and who had delivered proxy cards indicating a vote against the Issuer’s proposed merger with TransCommunity Financial Corporation (“TFC”) and submitted their shares for conversion into a pro rata share of the trust fund established in connection with CBAC’s initial public offering. Approximately 4.2 million shares were acquired by such New Stockholders.
On May 29, 2008, the Reporting Person acquired an aggregate of 550,000 shares of Common Stock and on June 3, 2008, an additional 575,000 shares of Common Stock pursuant to transfers from certain founding stockholders of the Issuer, including 575,000 shares from Mr. Simanson, to the Reporting Person pursuant to which each transferee obtained an equivalent membership interest in the Reporting Person concurrent with such transfer and each transferee other than Mr. Simanson was provided an irrevocable general proxy expiring June 2, 2009. In addition, the Reporting Person acquired an aggregate of 941,700 warrants to purchase common stock from unrelated third persons for nominal value as follows: 750,000 warrants on May 29, 2008, 146,700 warrants on May 30, 2008, and 45,000 warrants on June 3, 2008. 1,052,184 of the shares held by the Reporting Person and 1,052,184 of the warrants to purchase common stock held by the Reporting Person are subject to restrictions on disposition, including exercise, through June 8, 2010, pursuant to option agreements described below.
The Reporting Person entered into option agreements as to an aggregate of 1,052,184 shares and 1,052,184 warrants with such New Stockholders, exercisable for one year beginning June 8, 2009 through which period the Reporting Person has agreed to continue to own such securities. The options are exercisable at a nominal exercise price if certain conditions are met. Such shares are held in escrow until June 2, 2009, pursuant to a Stock Escrow Agreement dated June 8, 2006, between the Issuer, the Reporting Person, other founding stockholders and Continental Stock Transfer & Trust Co. and subject to irrevocable instructions by the Reporting Person that such shares thereafter shall be retained and held in escrow pursuant to the terms of the Option Escrow Agreement dated as of May 28, 2008, between the Reporting Person and Continental Stock Transfer & Trust Co. along with the warrants until the earlier of distribution in accordance therewith or June 8, 2010.
Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer
(a-c) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 1,412,500 shares held in the name of the Reporting Person, Community Bankers Acquisition LLC, a Delaware limited liability company, of which Gary A. Simanson is the sole manager and has sole dispositive power, and an additional 239,240 shares issuable upon exercise of outstanding warrants to purchase common stock held in the name of the Reporting Person. Such shares held by the Reporting Person do not include 1,052,184 shares issuable upon exercise of 1,052,184 warrants to purchase Common Stock, which warrants are subject to restrictions on disposition, including exercise, through June 8, 2010, pursuant to option agreements between Community Bankers Acquisition LLC and certain third party option holders. The Reporting Person has sole power, directly or indirectly, to dispose or to direct the disposition of all of the shares of Common Stock reported herein and the power to vote or to direct the vote with respect to 1,101,740 of the shares of Common Stock reported herein. Such shares constitute, in accordance with Rule 13d-3, approximately 7.6% of the 21,463,483 outstanding shares of the Issuer’s Common Stock as of June 12, 2008. The Reporting Person has not effected any transactions other than those reported herein during the past 60 days.
d) Except as described herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person is party to a registration rights agreement with the Issuer pursuant to which the holder of a majority of the shares held by the stockholders party to the registration rights agreement can cause the Issuer to register all or a portion of the Issuer’s shares held by them beginning on the date such shares are released from escrow. In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.
All of the shares of Common Stock outstanding immediately prior to the Issuer’s initial public offering, including 862,500 shares of Common Stock held by the Reporting Person, are held in escrow pursuant to a Stock Escrow Agreement dated as of June 8, 2006, between the Issuer, certain initial stockholders including the Reporting Person and Continental Stock Transfer & Trust Company until June 2, 2009, and subject to irrevocable instructions that such shares thereafter shall be retained and held in escrow pursuant to the terms of the Option Escrow Agreement dated as of May 28, 2008, between the reporting person and Continental Stock Transfer & Trust Co. along with the warrants until the earlier of distribution in accordance therewith or June 8, 2010, the form of which Option Escrow Agreement is attached as Exhibit 99.4.
As described above, the Reporting Person has granted options to purchase up to 1,052,184 shares and up to 1,052,184 warrants to certain third parties pursuant to the terms set forth in Option Agreements, the form of which is attached hereto as Exhibit 99.3.
Item 7. Material to be Filed as Exhibits
Exhibit 99.1 Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q on November 14, 2007 (File No. 001-32590) and incorporated herein by reference.
Exhibit 99.2 Stock Escrow Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q on November 14, 2007 (File No. 001-32590) and incorporated herein by reference.
*Exhibit 99.3 Option Agreement entered into by the Reporting Person and certain third parties.
*Exhibit 99.4 Option Escrow Agreement entered into by the Reporting Person and Continental Stock Transfer & Trust Co.
* Filed herewith

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Community Bankers Acquisition LLC

	By:	/s/ Gary A. Simanson

Dated: June 13, 2008		Name: Gary A. Simanson, Manager